Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The financial information in this Form 6-K concerning TOTAL S.A. and its subsidiaries and affiliates (collectively, “TOTAL” or the “Group”) with respect to the fourth quarter of 2015 and the year ended December 31, 2015, has been derived from TOTAL’s unaudited consolidated financial statements for the fourth quarter of 2015 and year ended December 31, 2015. The following discussion should be read in conjunction with the unaudited interim consolidated financial statements provided elsewhere in this exhibit and with the information, including the audited financial statements and related notes, in TOTAL’s Annual Report on Form 20-F for the year ended December 31, 2014, filed with the Securities and Exchange Commission (“SEC”) on March 26, 2015, as amended on March 27, 2015.

A.   KEY FIGURES FROM THE CONSOLIDATED ACCOUNTS OF TOTAL*

4Q15	3Q15	4Q14	4Q15 vs 4Q14	in millions of dollars (except earnings per share and number of shares)	2015	2014	2015 vs 2014
37,749	40,580	52,511	-28%	Sales	165,357	236,122	-30%
				Adjusted net operating income from business segments
748	1,107	1,596	-53%	• Upstream	4,774	10,504	-55%
1,007	1,433	956	+5%	• Refining & Chemicals	4,889	2,489	+96%
530	423	245	x2.2	• Marketing & Services	1,699	1,254	+35%
600	486	464	+29%	Equity in net income (loss) of affiliates	2,361	2,662	-11%
(0.71)	0.45	(2.47)	+71%	Fully-diluted earnings per share ($)	2.16	1.86	+16%
2,329	2,312	2,287	+2%	Fully-diluted weighted-average shares (millions)	2,304	2,281	+1%
(1,626)	1,079	(5,658)	+71%	Net income (Group share)	5,087	4,244	+20%
6,594	6,040	8,152	-19%	Investments**	28,033	30,509	-8%
2,297	410	1,689	+36%	Divestments	7,584	6,190	+23%
4,289	5,630	6,409	-33%	Net investments***	20,360	24,140	-16%
4,838	5,989	7,354	-34%	Cash flow from operations	19,946	25,608	-22%

*	Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. See “Analysis of business segment results” below for further details.
**	Including acquisitions.
***	Net investments = investments including acquisitions – asset sales – other transactions with non-controlling interests.

B.   ANALYSIS OF BUSINESS SEGMENT RESULTS

The financial information for each business segment is reported on the same basis as that used internally by the chief operating decision maker in assessing segment performance and the allocation of segment resources. Due to their particular nature or significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may also be qualified as special items although they may have occurred in prior years or are likely to recur in following years.

In accordance with IAS 2, the Group values inventories of petroleum products in the financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method in order to facilitate the comparability of the Group’s results with those of its competitors and to help illustrate the operating performance of these segments excluding the impact of oil price changes on the replacement of inventories. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differential between one period and another or the average prices of the period. The inventory valuation effect is the difference between the results under the FIFO and replacement cost methods.

The effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS, which requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories recorded at their fair value based on forward prices. Furthermore, TOTAL, in its trading activities, enters into storage contracts, the future effects of which are recorded at fair value in the Group’s internal economic performance. IFRS, by requiring accounting for storage contracts on an accrual basis, precludes recognition of this fair value effect.

The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in TOTAL’s consolidated interim financial statements, see pages 21-27 of this exhibit.

The Group measures performance at the segment level on the basis of net operating income and adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and non-controlling interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above.

B.1.	Upstream segment

➢	Environment — liquids and gas price realizations*

4Q15	3Q15	4Q14	4Q15 vs 4Q14		2015	2014	2015 vs 2014
43.8	50.5	76.6	-43%	Brent ($/b)	52.4	99.0	-47%
38.1	44.0	61.7	-38%	Average liquids price ($/b)	47.4	89.4	-47%
4.45	4.47	6.29	-29%	Average gas price ($/Mbtu)	4.75	6.57	-28%
33.1	36.6	50.5	-34%	Average hydrocarbons price ($/boe)	39.2	66.2	-41%

*	Consolidated subsidiaries, excluding fixed margins.

➢	Production

4Q15	3Q15	4Q14	4Q15 vs 4Q14	hydrocarbon production	2015	2014	2015 vs 2014
2,352	2,342	2,229	+6%	Combined production (kboe/d)	2,347	2,146	+9%
1,251	1,241	1,077	+16%	• Liquids (kb/d)	1,237	1,034	+20%
5,993	6,003	6,219	-4%	• Gas (Mcf/d)	6,054	6,063	–

In the fourth quarter 2015, hydrocarbon production was 2,352 thousand barrels of oil equivalent per day (kboe/d), an increase of 5.5% compared to the fourth quarter 2014, due to the following:

•	+4% for new project start ups and ramp ups, notably GLNG, West Franklin Phase 2, Eldfisk II and Termokarstovoye;
•	+6% due to portfolio changes, mainly the extension of the ADCO concession in the United Arab Emirates, partially offset by asset sales in the North Sea, Nigeria and Azerbaijan;
•	-5% due to shutdowns in Yemen and in Libya; and
•	the price effect(1) offset natural field decline.

(1)	The “price effect” refers to the impact of changing hydrocarbon prices on entitlement volumes from production sharing and buyback contracts. For example, as the price of oil or gas increases above certain pre-determined levels, TOTAL’s share of production normally decreases.

For the full-year 2015, hydrocarbon production was 2,347 kboe/d, an increase of 9.4% compared to 2014, due to the following:

•	+6% for new project start ups and ramp ups, notably CLOV, West Franklin Phase 2, Eldfisk II and Termokarstovoye;
•	+6% due to portfolio changes mentioned above;
•	-4% due to shutdowns in Yemen and in Libya; and
•	+1% due to the price effect and field performance, net of natural field decline.

➢	Reserves

Year-end reserves	2015	2014	2015 vs 2014
Hydrocarbon reserves (Mboe)	11,580	11,523	—
• Liquids (Mb)	5,605	5,303	+6%
• Gas (Bcf)	32,206	33,590	-4%

Proved reserves based on the SEC rules (based on Brent at $54.17/b) were 11,580 Mboe on December 31, 2015. Based on the 2015 average production rate, the reserve life is more than thirteen years.

The 2015 proved reserve replacement rate(1), based on SEC rules, was 107%, notably due to the extension of the ADCO concession.

➢	Results

4Q15	3Q15	4Q14	4Q15 vs 4Q14	in millions of dollars	2015	2014	2015 vs 2014
3,457	3,660	5,415	-36%	Non-Group sales	16,840	23,484	-28%
(5,106)	325	(4,191)	-22%	Operating income	(2,941)	10,494	n/a
5,511	669	6,365	-13%	Adjustments affecting operating income	7,866	6,662	+18%
405	994	2,174	-81%	Adjusted operating income*	4,925	17,156	-71%
55.1%	33.8%	57.0%		Effective tax rate**	45.5%	57.1%
748	1,107	1,596	-53%	Adjusted net operating income*	4,774	10,504	-55%
415	316	533	-22%	• Includes adjusted income from equity affiliates	1,723	2,859	-40%
5,293	5,173	6,287	-16%	Investments	24,270	26,520	-8%
1,402	272	1,473	-5%	Divestments	3,215	5,764	-44%
2,624	2,320	2,608	+1%	Cash flow from operating activities	11,182	16,666	-33%

*	Detail of adjustment items shown in the business segment information starting on page 21 of this exhibit.
**	Defined as: tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments + tax on adjusted net operating income).

Adjusted net operating income from the Upstream segment was:

•

$748 million in the fourth quarter 2015, a decrease of 53% compared to the fourth quarter 2014, essentially due to the lower price of hydrocarbons, partially offset by an increase in production and a decrease in operating costs; and

•

$4,774 million for the full-year 2015, a decrease of 55% compared to 2014, essentially due to the lower price of hydrocarbons, partially offset by an increase in production, a decrease in operating costs, and a lower effective tax rate.

Adjusted net operating income for the Upstream segment excludes special items. In the fourth quarter 2015, the exclusion of special items had a positive impact on the segment’s adjusted net operating income of $3,955 million, which includes an impairment on Gladstone LNG in Australia, an adjustment to depreciation on Usan in Nigeria following the cancellation of the sale process and the impairment of exploration projects that will not be developed, compared to a positive impact of $5,038 million in the fourth quarter 2014, consisting essentially of asset impairments of oil sands in Canada, unconventional gas notably in the United States and certain other assets in the Upstream segment.

Technical costs for consolidated subsidiaries, calculated in accordance with ASC 932(2), were $23.0/boe in 2015 compared to $28.3/boe in 2014. This reduction is essentially due to the execution of the Group’s program to reduce operating costs (which decreased from $9.9/boe to $7.4/boe) and lower depreciation (portfolio effect).

(1)	Change in reserves excluding production, i.e., (revisions + discoveries, extensions + acquisitions – divestments) / production for the period.
(2)	FASB Accounting Standards Codification Topic 932, Extractive industries – Oil and Gas.

B.2.	Refining & Chemicals segment

➢	Refinery throughput and utilization rates*

4Q15	3Q15	4Q14	4Q15 vs 4Q14		2015	2014	2015 vs 2014
1,931	1,973	1,887	+2%	Total refinery throughput (kb/d)	1,938	1,775	+9%
682	662	632	+8%	• France	674	639	+5%
831	891	852	-2%	• Rest of Europe	849	794	+7%
418	420	403	+4%	• Rest of world	415	342	+21%
				Utilization rates**
87%	87%	82%		• Based on crude only	86%	77%
88%	90%	86%		• Based on crude and other feedstock	89%	81%

*	Includes share of TotalErg. Results for refineries in South Africa, French Antilles and Italy are reported in the Marketing & Services segment.
**	Based on distillation capacity at the beginning of the year.

Refinery throughput:

•	increased by 2% in the fourth quarter 2015 compared to the fourth quarter 2014, due to strong industrial performance, despite the partial shutdown of the Antwerp platform for planned maintenance; and
•

increased by 9% in 2015 compared to 2014. Measures to improve availability in Europe resulted in a high utilization rate of 89%. The segment also benefited from the ramp up of the SATORP refinery in Saudi Arabia.

➢	Results

4Q15	3Q15	4Q14	4Q15 vs 4Q14	in millions of dollars except European refining margin indicator (ERMI)	2015	2014	2015 vs 2014
38.1	54.8	27.6	+38%	ERMI ($/t)	48.5	18.7	x2.6
15,969	17,397	23,025	-31%	Non-Group sales	70,623	106,124	-33%
529	790	(2,756)	n/a	Operating income	4,544	(1,691)	n/a
468	923	3,825	-88%	Adjustments affecting operating income	1,105	4,430	-75%
997	1,713	1,069	-7%	Adjusted operating income*	5,649	2,739	x2.1
1,007	1,433	956	+5%	Adjusted net operating income*	4,889	2,489	x2.0
117	128	155	-25%	• Contribution of Specialty chemicals**	496	629	-21%
586	358	875	-33%	Investments	1,843	2,022	-9%
836	12	157	x5.3	Divestments	3,488	192	x18
2,127	2,291	3,113	-32%	Cash flow from operating activities	6,432	6,302	+2%

*	Detail of adjustment items shown in the business segment information starting on page 21 of this exhibit.
**	Hutchinson and Atotech; Bostik until February 2015.

In 2015, the Refining & Chemicals segment benefited from a favorable environment, notably in Europe. The Group’s European refining margin indicator (“ERMI”) averaged $48.5/t in 2015 compared to $18.7/t in 2014, mainly due to strong demand for gasoline. Petrochemical margins in Europe increased in 2015 due to strong demand for polymers and the decrease in raw material costs.

Adjusted net operating income from the Refining & Chemicals segment was:

•	$1,007 million in the fourth quarter 2015, an increase of 5% compared to the fourth quarter 2014 in a globally favorable environment; and
•	$4,889 million for the full-year 2015, twice the level of 2014, due to strong industrial performance during a period of high margins and cost reduction programs.

Adjusted net operating income for the Refining & Chemicals segment excludes any after-tax inventory valuation effect and special items. In the fourth quarter 2015, the exclusion of the inventory valuation effect had a positive impact on the segment’s adjusted net operating income of $247 million, compared to a positive impact in the fourth quarter 2014 of $1,710 million, which was mainly due a reduction in stock. The exclusion of special items in the fourth quarter 2015 had a negative impact on the segment’s adjusted net operating income of $454 million compared to a positive impact of $1,466 million in the fourth quarter 2014, consisting essentially of impairments of European refining assets.

B.3.	Marketing & Services segment

➢	Petroleum product sales

4Q15	3Q15	4Q14	4Q15 vs 4Q14	sales in kb/d*	2015	2014	2015 vs 2014
1,797	1,825	1,810	-1%	Total Marketing & Services sales	1,818	1,769	+3%
1,065	1,103	1,132	-6%	• Europe	1,092	1,100	-1%
732	722	678	+8%	• Rest of world	726	669	+9%

*	Excludes trading and bulk refining sales, which are reported under the Refining & Chemicals segment (see page 8 of this exhibit); includes share of TotalErg.

Petroleum product sales were:

•

Stable in the fourth quarter 2015 compared to the fourth quarter 2014. The strong sales in growth markets were partially offset by portfolio changes in Europe due to the sale of Totalgaz and Total Suisse; and

•	3% higher in 2015 compared to 2014. In addition to strong growth in Africa, the sector benefited from its strategic repositioning in Europe and a market stimulated by lower prices.

➢	Results

4Q15	3Q15	4Q14	4Q15 vs 4Q14	in millions of dollars	2015	2014	2015 vs 2014
18,326	19,522	24,079	-24%	Non-Group sales	77,887	106,509	-27%
529	298	22	x24	Operating income	1,758	1,158	+52%
162	199	440	-63%	Adjustments affecting operating income	340	551	-38%
691	497	462	+50%	Adjusted operating income*	2,098	1,709	+23%
530	423	245	x2.2	Adjusted net operating income*	1,699	1,254	+35%
277	(82)	(15)	n/a	• Contribution of New Energies	108	10	x10.8
689	501	941	-27%	Investments	1,841	1,818	+1%
56	121	53	+6%	Divestments	856	163	x5.3
289	1,011	1,627	-82%	Cash flow from operating activities	2,323	2,721	-15%

*	Detail of adjustment items shown in the business segment information starting on page 21 of this exhibit.

Adjusted net operating income from the Marketing & Services segment was:

•

$530 million in the fourth quarter 2015, more than double compared to the fourth quarter 2014, mainly due to the contribution of New Energies, related to the completion of the Quinto solar farm in the United States; and

•	$1,699 million for the full-year 2015, an increase of 35% compared to 2014, benefiting from the increase in sales and margins in a favorable environment and the contribution of SunPower.

Adjusted net operating income for the Marketing & Services segment excludes any after-tax inventory valuation effect and special items. In the fourth quarter 2015, the exclusion of the inventory valuation effect had a positive impact on the segment’s adjusted net operating income of $68 million, compared to a positive impact of $321 million in the fourth quarter 2014, which was mainly due a reduction in stock. The exclusion of special items in the fourth quarter 2015 had a positive impact on the segment’s adjusted net operating income of $165 million compared to a positive impact of $110 million in the fourth quarter 2014.

C.	GROUP RESULTS

➢	Net income (Group share)

Net income (Group share) was:

•

-$1,626 million in the fourth quarter 2015 compared to -$5,658 million in the fourth quarter 2014, an increase of 71% mainly due to less negative impacts on net income (Group share) of special items and the after-tax inventory valuation effect (as detailed below), with the weaker Upstream performance, due to lower hydrocarbon prices, being partially offset by solid Downstream results; and

•

$5,087 million for the full-year 2015 compared to $4,244 million in 2014, an increase of 20% mainly due to less negative impacts on net income (Group share) of special items and the after-tax inventory valuation effect (as detailed below), with the strong performance of the Group’s integrated model and its cost reduction program being demonstrated despite the 47% drop in the Brent price.

Adjustment items(1) had a negative impact on net income (Group share) of $3,701 million in the fourth quarter 2015. This includes an impairment on Gladstone LNG in Australia, an adjustment to depreciation on Usan in Nigeria following the cancellation of the sale process, the impairment of exploration projects that will not be developed and a negative inventory effect. In the fourth quarter 2014, total adjustments affecting net income (Group share) were -$8,459 million, including impairments of oil sands in Canada, unconventional gas notably in the United States, refining in Europe and certain other assets in the Upstream and a negative inventory effect.

The adjustment items had a negative impact on net income (Group share) of $5,431 million in 2015. This includes impairments on Fort Hills in Canada and Gladstone LNG in Australia as well as in Libya, an adjustment to depreciation on Usan in Nigeria following the cancellation of the sale process, the impairment of exploration projects that will not be developed and a negative inventory effect. In 2014, total adjustments affecting net income (Group share) were -$8,593 million, including impairments of oil sands in Canada, unconventional gas notably in the United States, refining in Europe and certain other assets in the Upstream, and a negative inventory effect, which were partially offset by a gain on asset sales, including for the Group’s interests in Shah Deniz in Azerbaijan and GTT.

The number of fully-diluted shares was 2,336 million on December 31, 2015, compared to 2,285 million on December 31, 2014.

➢	Divestments — acquisitions

Asset sales were:

•

$2,101 million in the fourth quarter 2015, comprised notably of the sales of the Schwedt refinery, the Géosel oil storage facility and partial interests in Laggan-Tormore and Fort Hills, compared to $1,269 million in the fourth quarter 2014; and

•

$5,968 million for the full-year 2015, comprised mainly of the sales of Bostik, interests in onshore blocks in Nigeria, Totalgaz, the Schwedt refinery, the Géosel oil storage facility, coal mining assets in South Africa, and partial interests in Laggan-Tormore and Fort Hills, compared to $4,650 million for the full-year 2014.

Acquisitions were:

•	$33 million in the fourth quarter 2015, compared to $730 million in the fourth quarter 2014; and
•

$3,441 million for the full-year 2015, comprised mainly of the extension of the ADCO concession in the United Arab Emirates, the acquisition of a further 0.7% in the capital of Novatek in Russia, bringing the participation to 18.9%, and the carry on the Utica gas and condensate field in the United States, compared to $2,539 million for the full-year 2014.

➢	Cash flow

The Group’s net cash flow(2) was:

•	$549 million in the fourth quarter 2015 compared to $945 million in the fourth quarter 2014. This decrease was due to the decline in the Upstream results, partially offset by strong Downstream results and the decrease in investments; and

(1)	Details shown on page 10 of this exhibit.
(2)	Net cash flow = cash flow from operations – net investments (including other transactions with non-controlling interests).

•	-$414 million for the full-year 2015 compared to $1,468 million for the full-year 2014. The decrease in net investments partially offset the decrease in cash flow from operations in the context of a 47% lower Brent price.

D.	PROPOSED DIVIDEND

After closing the 2015 accounts, the Board of Directors decided on February 10, 2016, to propose to the Annual Shareholders’ Meeting on May 24, 2016 an annual dividend of €2.44/share for 2015, stable compared to 2014.

Taking into account the interim dividends of €0.61/share for the first three quarters of 2015, a remaining dividend of the same amount of €0.61/share is therefore proposed. The Board of Directors will also propose to the Annual Shareholders’ Meeting that shareholders have the option of receiving the remaining 2015 dividend payment in cash or in new shares of the company, benefiting from a 10% discount, consistent with the first three 2015 interim dividends. Pending approval at the Annual Shareholders’ Meeting, the ex-dividend date would be June 6, 2016, and the payment date for the cash dividend or the delivery of the new shares, depending on the election of the shareholder, would be set for June 23, 2016.

E.	SUMMARY AND OUTLOOK

In 2015, the return on equity for the Group was 11.5%. TOTAL resisted the drop in prices by leveraging the effectiveness of its integrated model and its strong operational performance. The Group will further pursue this strategy and all of the necessary actions will continue to be implemented to reduce costs and maintain a solid balance sheet, demonstrating once again the Group’s capacity to adapt.

In 2016, the Group will reduce its organic Capex to around $19 billion, a reduction of more than 15% compared to 2015. This marks a transition to a sustainable level of investments of $17-19 billion from 2017 onwards. The cost reduction program launched in 2014 will be reinforced, enabling Opex savings of $2.4 billion in 2016 and underpinning the objective of more than $3 billion in 2017. The asset sales program will continue in line with the plan, with $4 billion expected in 2016, the same level as 2015.

In the Upstream, five major start ups are planned in 2016. The first of these, Laggan-Tormore, took place on February 8. Production is expected to grow by 4% in 2016 compared to 2015, following more than 9% in 2015 compared to 2014, confirming the growth target of 5% per year on average between 2014 and 2019.

In the Downstream, the target to reduce European refining capacity by 20% will be achieved by end-2016, one year ahead of the initial plan announced in 2012. The cessation of traditional refining activities at La Mède in view of its conversion to a bio-refinery, the restructuring of the Lindsey refinery and the modernization of the Antwerp refinery will be finalized before the end of the year, with the first benefits expected from 2017.

The strategy implemented by the Group in 2015 based on its four priorities of Safety, Delivery, Costs and Cash, will continue in 2016, notably for the benefit of its shareholders.

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of the management of TOTAL and on the information currently available to such management. Forward-looking statements include information concerning forecasts, projections, anticipated synergies, and other information concerning possible or assumed future results of TOTAL, and may be preceded by, followed by, or otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “plans”, “targets”, “estimates” or similar expressions.

Forward-looking statements are not assurances of results or values. They involve risks, uncertainties and assumptions. TOTAL’s future results and share value may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond TOTAL’s ability to control or predict. Except for its ongoing obligations to disclose material information as required by applicable securities laws, TOTAL does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

You should understand that various factors, certain of which are discussed elsewhere in this document and in the documents referred to in, or incorporated by reference into, this document, could affect the future results of TOTAL and could cause results to differ materially from those expressed in such forward-looking statements, including:

•

material adverse changes in general economic conditions or in the markets served by TOTAL, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals;

•	changes in currency exchange rates and currency devaluations;
•	the success and the economic efficiency of oil and natural gas exploration, development and production programs, including without limitation, those that are not controlled and/or operated by TOTAL;
•	uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;
•	uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;
•	changes in the current capital expenditure plans of TOTAL;
•	the ability of TOTAL to realize anticipated cost savings, synergies and operating efficiencies;
•	the financial resources of competitors;
•	changes in laws and regulations, including tax and environmental laws and industrial safety regulations;
•	the quality of future opportunities that may be presented to or pursued by TOTAL;
•	the ability to generate cash flow or obtain financing to fund growth and the cost of such financing and liquidity conditions in the capital markets generally;
•	the ability to obtain governmental or regulatory approvals;
•	the ability to respond to challenges in international markets, including political or economic conditions, including international armed conflict, and trade and regulatory matters;
•	the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;
•

changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities;

•	the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of TOTAL; and
•	the risk that TOTAL will inadequately hedge the price of crude oil or finished products.

For additional factors, you should read the information set forth under “Item 3. Risk Factors”, “Item 4. Information on the Company — Other Matters”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TOTAL’s Form 20-F for the year ended December 31, 2014.

OPERATING INFORMATION BY SEGMENT

•	Upstream

4Q15	3Q15	4Q14	4Q15 vs 4Q14	Combined liquids and gas production by region (kboe/d)	2015	2014	2015 vs 2014
381	364	393	-3%	Europe	374	364	+3%
676	685	690	-2%	Africa	678	657	+3%
465	486	391	+19%	Middle East	492	391	+26%
110	96	99	+11%	North America	103	90	+14%
145	153	151	-4%	South America	152	157	-3%
275	245	235	+17%	Asia-Pacific	258	238	+8%
300	313	270	+11%	CIS	290	249	+16%

2,352	2,342	2,229	+6%	Total production	2,347	2,146	+9%

544	574	594	-8%	• Includes equity affiliates	559	571	-2%

4Q15	3Q15	4Q14	4Q15 vs 4Q14	Liquids production by region (kb/d)	2015	2014	2015 vs 2014
163	159	168	-3%	Europe	161	165	-2%
545	542	558	-2%	Africa	542	522	+4%
341	359	185	+84%	Middle East	351	192	+83%
56	45	45	+24%	North America	48	39	+23%
44	46	49	-10%	South America	47	50	-6%
37	30	33	+12%	Asia-Pacific	34	30	+13%
65	60	39	+67%	CIS	54	36	+50%

1,251	1,241	1,077	+16%	Total production	1,237	1,034	+20%

220	230	197	+11%	• Includes equity affiliates	219	200	+9%

4Q15	3Q15	4Q14	4Q15 vs 4Q14	Gas production by region (Mcf/d)	2015	2014	2015 vs 2014
1,179	1,115	1,224	-4%	Europe	1,161	1,089	+7%
639	719	674	-5%	Africa	677	693	-2%
686	708	1,113	-38%	Middle East	778	1,084	-28%
305	280	305	—	North America	308	285	+8%
564	598	573	-2%	South America	588	599	-2%
1,364	1,240	1,144	+19%	Asia-Pacific	1,290	1,178	+10%
1,256	1,343	1,186	+6%	CIS	1,252	1,135	+10%

5,993	6,003	6,219	-4%	Total production	6,054	6,063	—

1,739	1,850	2,064	-16%	• Includes equity affiliates	1,828	1,998	-8%

4Q15	3Q15	4Q14	4Q15 vs 4Q14	Liquefied natural gas	2015	2014	2015 vs 2014
2.48	2.53	3.06	-19%	LNG sales* (Mt)	10.22	12.15	-16%

*	Sales, Group share, excluding trading; 2014 and 2015 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2014 and 2015 SEC coefficients, respectively.

•	Downstream (Refining & Chemicals and Marketing & Services)

4Q15	3Q15*	4Q14	4Q15 vs 4Q14	Refined product sales by region (kb/d)**	2015	2014	2015 vs 2014
2,298	2,264	2,112	+9%	Europe	2,184	2,047	+7%
547	611	606	-10%	Africa	619	552	+12%
489	585	482	+1%	Americas	570	558	+2%
620	612	660	-6%	Rest of world	632	612	+3%

3,954	4,072	3,860	+2%	Total consolidated sales	4,005	3,769	+6%

688	648	628	+9%	• Includes bulk sales	649	615	+6%
1,469	1,599	1,421	+3%	• Includes trading	1,538	1,385	+11%

*	3Q15 volumes restated.
**	Includes share of TotalErg.

ADJUSTMENT ITEMS

•	Adjustments to operating income

4Q15	3Q15	4Q14	in millions of dollars	2015	2014
(5,677)	(654)	(7,812)	Special items affecting operating income	(8,182)	(8,205)

(48)	—	—	• Restructuring charges	(48)	—
(4,933)	(650)	(7,817)	• Impairments	(6,877)	(7,979)
(696)	(4)	5	• Other	(1,257)	(226)

(464)	(1,127)	(2,842)	Pre-tax inventory effect: FIFO vs. replacement cost	(1,113)	(3,469)

—	(10)	24	Effect of changes in fair value	(16)	31

(6,141)	(1,791)	(10,630)	Total adjustments affecting operating income	(9,311)	(11,643)

•	Adjustments to net income (Group share)

4Q15	3Q15	4Q14	in millions of dollars	2015	2014
(3,386)	(912)	(6,485)	Special items affecting net income (Group share)	(4,675)	(6,165)

579	(98)	30	• Gain (loss) on asset sales	1,810	1,209
(29)	(12)	(8)	• Restructuring charges	(72)	(20)
(3,443)	(650)	(6,450)	• Impairments	(5,447)	(7,063)
(493)	(152)	(57)	• Other	(966)	(291)

(315)	(760)	(1,993)	After-tax inventory effect: FIFO vs. replacement cost	(747)	(2,453)

—	(5)	19	Effect of changes in fair value	(9)	25

(3,701)	(1,677)	(8,459)	Total adjustments affecting net income	(5,431)	(8,593)

INVESTMENTS — DIVESTMENTS

4Q15	3Q15	4Q14	4Q15 vs 4Q14	in millions of dollars	2015	2014	2015 vs 2014
6,365	5,394	7,002	-9%	Investments excluding acquisitions	22,976	26,430	-13%
232	170	422	-45%	• Capitalized exploration	1,198	1,616	-26%
553	523	565	-2%	• Increase in non-current loans	2,260	2,769	-18%
(196)	(15)	(420)	-53%	• Repayment of non-current loans	(1,616)	(1,540)	+5%
33	631	730	-95%	Acquisitions	3,441	2,539	+36%
2,101	395	1,269	+66%	Asset sales	5,968	4,650	+28%
8	—	54	-85%	Other transactions with non-controlling interests	89	179	-50%
4,289	5,630	6,409	-33%	Net investments*	20,360	24,140	-16%

*	Net investments = investments including acquisitions — asset sales — other transactions with non-controlling interests.

NET-DEBT-TO-EQUITY RATIO

in millions of dollars	12/31/2015	9/30/2015	12/31/2014
Current borrowings	12,488	13,296	10,942
Net current financial assets	(6,019)	(3,246)	(1,113)
Net financial assets classified as held for sale	141	94	(56)
Non-current financial debt	44,464	42,873	45,481
Hedging instruments of non-current debt	(1,219)	(1,221)	(1,319)
Cash and cash equivalents	(23,269)	(25,858)	(25,181)

Net debt	26,586	25,938	28,754

Shareholders’ equity	92,494	96,093	90,330
Estimated dividend payable	(1,545)	(1,573)	(1,686)
Non-controlling interests	2,915	3,068	3,201

Equity	93,864	97,588	91,845

Net-debt-to-equity ratio	28.3%	26.6%	31.3%

RETURN ON AVERAGE CAPITAL EMPLOYED

•	Full-year 2015

in millions of dollars	Upstream	Refining & Chemicals	Marketing & Services
Adjusted net operating income	4,774	4,889	1,699
Capital employed at 12/31/2014*	100,497	13,451	8,825
Capital employed at 12/31/2015*	105,580	10,407	8,415
ROACE	4.6%	41.0%	19.7%
* At replacement cost (excluding after-tax inventory effect). • Twelve months ended September 30, 2015
in millions of dollars	Upstream	Refining & Chemicals	Marketing & Services
Adjusted net operating income	5,622	4,838	1,414
Capital employed at 9/30/2014*	104,488	17,611	9,633
Capital employed at 9/30/2015*	108,425	11,319	7,865
ROACE	5.3%	33.4%	16.2%
* At replacement cost (excluding after-tax inventory effect). • Full-year 2014
in millions of dollars	Upstream	Refining & Chemicals	Marketing & Services
Adjusted net operating income	10,504	2,489	1,254
Capital employed at 12/31/2013*	95,529	19,752	10,051
Capital employed at 12/31/2014*	100,497	13,451	8,825
ROACE	10.7%	15.0%	13.3%

*	At replacement cost (excluding after-tax inventory effect).

MAIN INDICATORS

Chart updated around the middle of the month following the end of each quarter.

	€/$	ERMI* ($/t)**	Brent ($/b)	Average liquids price ($/b)***	Average gas price ($/Mbtu)***
Fourth quarter 2015	1.10	38.1	43.8	38.1	4.45
Third quarter 2015	1.11	54.8	50.5	44.0	4.47
Second quarter 2015	1.11	54.1	61.9	58.2	4.67
First quarter 2015	1.13	47.1	53.9	49.5	5.38
Fourth quarter 2014	1.25	27.6	76.6	61.7	6.29

*	The European Refining Margin Indicator (“ERMI”) is a Group indicator intended to represent the margin after variable costs for a hypothetical complex refinery located around Rotterdam in Northern Europe that processes a mix of crude oil and other inputs commonly supplied to this region to produce and market the main refined products at prevailing prices in this region. The indicator margin may not be representative of the actual margins achieved by the Group in any period because of the Group’s particular refinery configurations, product mix effects or other company-specific operating conditions.
**	$1/t = $0.136/b.
***	Consolidated subsidiaries, excluding fixed margin contracts, including hydrocarbon production overlifting/underlifting position valued at market price.

Disclaimer: data is based on TOTAL’s reporting, is not audited and is subject to change.

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited)

(M$) (a)	4th quarter 2015	3rd quarter 2015	4th quarter 2014

Sales	37,749	40,580	52,511
Excise taxes	(5,457)	(5,683)	(5,777)
Revenues from sales	32,292	34,897	46,734

Purchases, net of inventory variation	(21,874)	(24,240)	(35,644)
Other operating expenses	(6,248)	(5,794)	(6,831)
Exploration costs	(727)	(275)	(611)
Depreciation, depletion and impairment of tangible assets and mineral interests	(7,672)	(3,345)	(10,900)
Other income	833	430	740
Other expense	(298)	(441)	(487)

Financial interest on debt	(241)	(233)	(108)
Financial income from marketable securities & cash equivalents	25	10	28
Cost of net debt	(216)	(223)	(80)

Other financial income	300	185	219
Other financial expense	(171)	(154)	(168)

Equity in net income (loss) of affiliates	600	486	464

Income taxes	1,381	(461)	722
Consolidated net income	(1,800)	1,065	(5,842)
Group share	(1,626)	1,079	(5,658)
Non-controlling interests	(174)	(14)	(184)
Earnings per share ($)	(0.72)	0.45	(2.49)
Fully-diluted earnings per share ($)	(0.71)	0.45	(2.47)
(a)	Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited)

(M$)	4th quarter 2015	3rd quarter 2015	4th quarter 2014

Consolidated net income	(1,800)	1,065	(5,842)

Other comprehensive income

Actuarial gains and losses	358	46	99
Tax effect	(140)	(21)	11
Currency translation adjustment generated by the parent company	(2,171)	132	(2,562)
Items not potentially reclassifiable to profit and loss	(1,953)	157	(2,452)
Currency translation adjustment	604	(736)	980
Available for sale financial assets	16	(3)	(5)
Cash flow hedge	4	(95)	(12)
Share of other comprehensive income of equity affiliates, net amount	(95)	(626)	(1,242)
Other	-	-	3
Tax effect	(7)	31	10
Items potentially reclassifiable to profit and loss	522	(1,429)	(266)
Total other comprehensive income (net amount)	(1,431)	(1,272)	(2,718)

Comprehensive income	(3,231)	(207)	(8,560)
Group share	(3,033)	(167)	(8,365)
Non-controlling interests	(198)	(40)	(195)

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited)

(M$) (a)	Year 2015	Year 2014

Sales	165,357	236,122
Excise taxes	(21,936)	(24,104)
Revenues from sales	143,421	212,018

Purchases, net of inventory variation	(96,671)	(152,975)
Other operating expenses	(24,345)	(28,349)
Exploration costs	(1,991)	(1,964)
Depreciation, depletion and impairment of tangible assets and mineral interests	(17,720)	(19,656)
Other income	3,606	2,577
Other expense	(1,577)	(954)

Financial interest on debt	(967)	(748)
Financial income from marketable securities & cash equivalents	94	108
Cost of net debt	(873)	(640)

Other financial income	882	821
Other financial expense	(654)	(676)

Equity in net income (loss) of affiliates	2,361	2,662

Income taxes	(1,653)	(8,614)
Consolidated net income	4,786	4,250
Group share	5,087	4,244
Non-controlling interests	(301)	6
Earnings per share ($)	2.17	1.87
Fully-diluted earnings per share ($)	2.16	1.86
(a)	Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited)

(M$)	Year 2015	Year 2014

Consolidated net income	4,786	4,250

Other comprehensive income

Actuarial gains and losses	557	(1,526)
Tax effect	(278)	580
Currency translation adjustment generated by the parent company	(7,268)	(9,039)
Items not potentially reclassifiable to profit and loss	(6,989)	(9,985)
Currency translation adjustment	2,456	4,245
Available for sale financial assets	9	(29)
Cash flow hedge	(185)	97
Share of other comprehensive income of equity affiliates, net amount	120	(1,538)
Other	1	3
Tax effect	53	(18)
Items potentially reclassifiable to profit and loss	2,454	2,760
Total other comprehensive income (net amount)	(4,535)	(7,225)

Comprehensive income	251	(2,975)
Group share	633	(2,938)
Non-controlling interests	(382)	(37)

CONSOLIDATED BALANCE SHEET

TOTAL

(M$)	December 31, 2015	September 30, 2015 (unaudited)	December 31, 2014

ASSETS

Non-current assets
Intangible assets, net	14,549	15,639	14,682
Property, plant and equipment, net	109,518	108,886	106,876
Equity affiliates : investments and loans	19,384	19,200	19,274
Other investments	1,241	1,227	1,399
Hedging instruments of non-current financial debt	1,219	1,221	1,319
Deferred income taxes	3,982	3,439	4,079
Other non-current assets	4,355	4,292	4,192

Total non-current assets	154,248	153,904	151,821

Current assets
Inventories, net	13,116	14,773	15,196
Accounts receivable, net	10,629	12,306	15,704
Other current assets	15,843	15,102	15,702
Current financial assets	6,190	3,448	1,293
Cash and cash equivalents	23,269	25,858	25,181
Assets classified as held for sale	1,189	3,734	4,901

Total current assets	70,236	75,221	77,977

Total assets	224,484	229,125	229,798

LIABILITIES & SHAREHOLDERS’ EQUITY

Shareholders’ equity
Common shares	7,670	7,602	7,518
Paid-in surplus and retained earnings	101,528	103,519	94,646
Currency translation adjustment	(12,119)	(10,443)	(7,480)
Treasury shares	(4,585)	(4,585)	(4,354)

Total shareholders’ equity - Group share	92,494	96,093	90,330

Non-controlling interests	2,915	3,068	3,201

Total shareholders’ equity	95,409	99,161	93,531

Non-current liabilities
Deferred income taxes	12,360	12,836	14,810
Employee benefits	3,774	4,312	4,758
Provisions and other non-current liabilities	17,502	17,053	17,545
Non-current financial debt	44,464	42,873	45,481

Total non-current liabilities	78,100	77,074	82,594

Current liabilities
Accounts payable	20,928	20,003	24,150
Other creditors and accrued liabilities	16,884	17,991	16,641
Current borrowings	12,488	13,296	10,942
Other current financial liabilities	171	202	180
Liabilities directly associated with the assets classified as held for sale	504	1,398	1,760

Total current liabilities	50,975	52,890	53,673

Total liabilities and shareholders’ equity	224,484	229,125	229,798

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited)

(M$)	4th quarter 2015	3rd quarter 2015	4th quarter 2014

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	(1,800)	1,065	(5,842)
Depreciation, depletion, amortization and impairment	8,278	3,519	11,310
Non-current liabilities, valuation allowances and deferred taxes	(1,862)	(540)	(2,329)
Impact of coverage of pension benefit plans	-	-	-
(Gains) losses on disposals of assets	(665)	22	(460)
Undistributed affiliates’ equity earnings	39	(61)	403
(Increase) decrease in working capital	937	2,057	4,475
Other changes, net	(89)	(73)	(203)
Cash flow from operating activities	4,838	5,989	7,354

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(5,919)	(5,266)	(7,339)
Acquisitions of subsidiaries, net of cash acquired	(42)	(76)	(56)
Investments in equity affiliates and other securities	(80)	(175)	(192)
Increase in non-current loans	(553)	(523)	(565)
Total expenditures	(6,594)	(6,040)	(8,152)
Proceeds from disposals of intangible assets and property, plant and equipment	1,437	6	874
Proceeds from disposals of subsidiaries, net of cash sold	58	289	136
Proceeds from disposals of non-current investments	606	100	259
Repayment of non-current loans	196	15	420
Total divestments	2,297	410	1,689
Cash flow used in investing activities	(4,297)	(5,630)	(6,463)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	31	4	30
- Treasury shares	-	(237)	-
Dividends paid:
- Parent company shareholders	(592)	(681)	(1,735)
- Non-controlling interests	(3)	(25)	(1)
Issuance of perpetual subordinated notes	-	-	-
Payments on perpetual subordinated notes	-	-	-
Other transactions with non-controlling interests	8	-	54
Net issuance (repayment) of non-current debt	2,039	356	3,647
Increase (decrease) in current borrowings	(531)	23	(928)
Increase (decrease) in current financial assets and liabilities	(3,320)	(1,096)	(255)
Cash flow used in financing activities	(2,368)	(1,656)	812
Net increase (decrease) in cash and cash equivalents	(1,827)	(1,297)	1,703
Effect of exchange rates	(762)	(167)	(829)
Cash and cash equivalents at the beginning of the period	25,858	27,322	24,307
Cash and cash equivalents at the end of the period	23,269	25,858	25,181

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited)

(M$)	Year 2015	Year 2014

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	4,786	4,250
Depreciation, depletion, amortization and impairment	19,334	20,859
Non-current liabilities, valuation allowances and deferred taxes	(2,563)	(1,980)
Impact of coverage of pension benefit plans	-	-
(Gains) losses on disposals of assets	(2,459)	(1,979)
Undistributed affiliates’ equity earnings	(311)	29
(Increase) decrease in working capital	1,683	4,480
Other changes, net	(524)	(51)
Cash flow from operating activities	19,946	25,608

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(25,132)	(26,320)
Acquisitions of subsidiaries, net of cash acquired	(128)	(471)
Investments in equity affiliates and other securities	(513)	(949)
Increase in non-current loans	(2,260)	(2,769)
Total expenditures	(28,033)	(30,509)
Proceeds from disposals of intangible assets and property, plant and equipment	2,623	3,442
Proceeds from disposals of subsidiaries, net of cash sold	2,508	136
Proceeds from disposals of non-current investments	837	1,072
Repayment of non-current loans	1,616	1,540
Total divestments	7,584	6,190
Cash flow used in investing activities	(20,449)	(24,319)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	485	420
- Treasury shares	(237)	(289)
Dividends paid:
- Parent company shareholders	(2,845)	(7,308)
- Non-controlling interests	(100)	(154)
Issuance of perpetual subordinated notes	5,616	-
Payments on perpetual subordinated notes	-	-
Other transactions with non-controlling interests	89	179
Net issuance (repayment) of non-current debt	4,166	15,786
Increase (decrease) in current borrowings	(597)	(2,374)
Increase (decrease) in current financial assets and liabilities	(5,517)	(351)
Cash flow used in financing activities	1,060	5,909
Net increase (decrease) in cash and cash equivalents	557	7,198
Effect of exchange rates	(2,469)	(2,217)
Cash and cash equivalents at the beginning of the period	25,181	20,200
Cash and cash equivalents at the end of the period	23,269	25,181

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

TOTAL

(unaudited)

	Common shares issued		Paid-in	Currency translation adjustment	Treasury shares		Shareholders’ equity- Group share	Non- controlling interests	Total shareholders’ equity
(M$)	Number	Amount	surplus and retained earnings		Number	Amount
As of January 1, 2014	2,377,678,160	7,493	98,254	(1,203)	(109,214,448)	(4,303)	100,241	3,138	103,379
Net income 2014	-	-	4,244	-	-	-	4,244	6	4,250
Other comprehensive Income	-	-	(907)	(6,275)	-	-	(7,182)	(43)	(7,225)
Comprehensive Income	-	-	3,337	(6,275)	-	-	(2,938)	(37)	(2,975)
Dividend	-	-	(7,378)	-	-	-	(7,378)	(154)	(7,532)
Issuance of common shares	7,589,365	25	395	-	-	-	420	-	420
Purchase of treasury shares	-	-	-	-	(4,386,300)	(283)	(283)	-	(283)
Sale of treasury shares (1)	-	-	(232)	-	4,239,335	232	-	-	-
Share-based payments	-	-	114	-	-	-	114	-	114
Share cancellation	-	-	-	-	-	-	-	-	-
Other operations with non-controlling interests	-	-	148	(2)	-	-	146	195	341
Other items	-	-	8	-	-	-	8	59	67
As of December 31, 2014	2,385,267,525	7,518	94,646	(7,480)	(109,361,413)	(4,354)	90,330	3,201	93,531
Net income 2015	-	-	5,087	-	-	-	5,087	(301)	4,786
Other comprehensive Income	-	-	185	(4,639)	-	-	(4,454)	(81)	(4,535)
Comprehensive Income	-	-	5,272	(4,639)	-	-	633	(382)	251
Dividend	-	-	(6,303)	-	-	-	(6,303)	(100)	(6,403)
Issuance of common shares	54,790,358	152	2,159	-	-	-	2,311	-	2,311
Purchase of treasury shares	-	-	-	-	(4,711,935)	(237)	(237)	-	(237)
Sale of treasury shares (1)	-	-	(6)	-	105,590	6	-	-	-
Share-based payments	-	-	101	-	-	-	101	-	101
Share cancellation	-	-	-	-	-	-	-	-	-
Issuance of perpetual subordinated notes	-	-	5,616	-	-	-	5,616	-	5,616
Payments on perpetual subordinated notes	-	-	(114)	-	-	-	(114)	-	(114)
Other operations with non-controlling interests	-	-	23	-	-	-	23	64	87
Other items	-	-	134	-	-	-	134	132	266
As of December 31, 2015	2,440,057,883	7,670	101,528	(12,119)	(113,967,758)	(4,585)	92,494	2,915	95,409

(1)	Treasury shares related to the restricted stock grants.

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

4th quarter 2015 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	3,457	15,969	18,326	(3)	-	37,749
Intersegment sales	4,342	5,532	215	59	(10,148)	-
Excise taxes	-	(1,073)	(4,384)	-	-	(5,457)
Revenues from sales	7,799	20,428	14,157	56	(10,148)	32,292
Operating expenses	(5,716)	(19,606)	(13,445)	(230)	10,148	(28,849)
Depreciation, depletion and impairment of tangible assets and mineral interests	(7,189)	(293)	(183)	(7)	-	(7,672)
Operating income	(5,106)	529	529	(181)	-	(4,229)
Equity in net income (loss) of affiliates and other items	571	759	(97)	31	-	1,264
Tax on net operating income	1,328	(74)	(135)	218	-	1,337
Net operating income	(3,207)	1,214	297	68	-	(1,628)
Net cost of net debt						(172)
Non-controlling interests						174
Net income						(1,626)

4th quarter 2015 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(205)	-	-	-	-	(205)
Intersegment sales	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-
Revenues from sales	(205)	-	-	-	-	(205)
Operating expenses	(413)	(429)	(161)	-	-	(1,003)
Depreciation, depletion and impairment of tangible assets and mineral interests	(4,893)	(39)	(1)	-	-	(4,933)
Operating income (b)	(5,511)	(468)	(162)	-	-	(6,141)
Equity in net income (loss) of affiliates and other items	(58)	596	(116)	(19)	-	403
Tax on net operating income	1,614	79	45	7	-	1,745
Net operating income (b)	(3,955)	207	(233)	(12)	-	(3,993)
Net cost of net debt						(11)
Non-controlling interests						303
Net income						(3,701)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect
On operating income	-	(359)	(105)	-
On net operating income	-	(247)	(68)	-

4th quarter 2015 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	3,662	15,969	18,326	(3)	-	37,954
Intersegment sales	4,342	5,532	215	59	(10,148)	-
Excise taxes	-	(1,073)	(4,384)	-	-	(5,457)
Revenues from sales	8,004	20,428	14,157	56	(10,148)	32,497
Operating expenses	(5,303)	(19,177)	(13,284)	(230)	10,148	(27,846)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,296)	(254)	(182)	(7)	-	(2,739)
Adjusted operating income	405	997	691	(181)	-	1,912
Equity in net income (loss) of affiliates and other items	629	163	19	50	-	861
Tax on net operating income	(286)	(153)	(180)	211	-	(408)
Adjusted net operating income	748	1,007	530	80	-	2,365
Net cost of net debt						(161)
Non-controlling interests						(129)
Adjusted net income						2,075
Adjusted fully-diluted earnings per share ($)						0.88
(a) Except for earnings per share.

4th quarter 2015 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	5,293	586	689	26	-	6,594
Total divestments	1,402	836	56	3	-	2,297
Cash flow from operating activities	2,624	2,127	289	(202)	-	4,838

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

3rd quarter 2015 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	3,660	17,397	19,522	1	-	40,580
Intersegment sales	4,280	6,912	201	51	(11,444)	-
Excise taxes	-	(1,094)	(4,589)	-	-	(5,683)
Revenues from sales	7,940	23,215	15,134	52	(11,444)	34,897
Operating expenses	(4,717)	(22,169)	(14,651)	(216)	11,444	(30,309)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,898)	(256)	(185)	(6)	-	(3,345)
Operating income	325	790	298	(170)	-	1,243
Equity in net income (loss) of affiliates and other items	360	152	(29)	23	-	506
Tax on net operating income	(345)	(152)	(126)	128	-	(495)
Net operating income	340	790	143	(19)	-	1,254
Net cost of net debt						(189)
Non-controlling interests						14
Net income						1,079

3rd quarter 2015 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(10)	-	-	-	-	(10)
Intersegment sales	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-
Revenues from sales	(10)	-	-	-	-	(10)
Operating expenses	(9)	(923)	(199)	-	-	(1,131)
Depreciation, depletion and impairment of tangible assets and mineral interests	(650)	-	-	-	-	(650)
Operating income (b)	(669)	(923)	(199)	-	-	(1,791)
Equity in net income (loss) of affiliates and other items	(151)	(14)	(145)	-	-	(310)
Tax on net operating income	53	294	64	-	-	411
Net operating income (b)	(767)	(643)	(280)	-	-	(1,690)
Net cost of net debt						-
Non-controlling interests						13
Net income						(1,677)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect
On operating income	-	(934)	(193)	-
On net operating income	-	(631)	(139)	-

3rd quarter 2015 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	3,670	17,397	19,522	1	-	40,590
Intersegment sales	4,280	6,912	201	51	(11,444)	-
Excise taxes	-	(1,094)	(4,589)	-	-	(5,683)
Revenues from sales	7,950	23,215	15,134	52	(11,444)	34,907
Operating expenses	(4,708)	(21,246)	(14,452)	(216)	11,444	(29,178)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,248)	(256)	(185)	(6)	-	(2,695)
Adjusted operating income	994	1,713	497	(170)	-	3,034
Equity in net income (loss) of affiliates and other items	511	166	116	23	-	816
Tax on net operating income	(398)	(446)	(190)	128	-	(906)
Adjusted net operating income	1,107	1,433	423	(19)	-	2,944
Net cost of net debt						(189)
Non-controlling interests						1
Adjusted net income						2,756
Adjusted fully-diluted earnings per share ($)						1.17
(a) Except for earnings per share.

3rd quarter 2015 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	5,173	358	501	8	-	6,040
Total divestments	272	12	121	5	-	410
Cash flow from operating activities	2,320	2,291	1,011	367	-	5,989

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

4th quarter 2014 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	5,415	23,025	24,079	(8)	-	52,511
Intersegment sales	6,130	9,323	339	74	(15,866)	-
Excise taxes	-	(1,117)	(4,660)	-	-	(5,777)
Revenues from sales	11,545	31,231	19,758	66	(15,866)	46,734
Operating expenses	(6,784)	(32,248)	(19,534)	(386)	15,866	(43,086)
Depreciation, depletion and impairment of tangible assets and mineral interests	(8,952)	(1,739)	(202)	(7)	-	(10,900)
Operating income	(4,191)	(2,756)	22	(327)	-	(7,252)
Equity in net income (loss) of affiliates and other items	958	(70)	(195)	75	-	768
Tax on net operating income	(209)	606	(13)	315	-	699
Net operating income	(3,442)	(2,220)	(186)	63	-	(5,785)
Net cost of net debt						(57)
Non-controlling interests						184
Net income						(5,658)

4th quarter 2014 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	24	-	-	-	-	24
Intersegment sales	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-
Revenues from sales	24	-	-	-	-	24
Operating expenses	30	(2,427)	(440)	-	-	(2,837)
Depreciation, depletion and impairment of tangible assets and mineral interests	(6,419)	(1,398)	-	-	-	(7,817)
Operating income (b)	(6,365)	(3,825)	(440)	-	-	(10,630)
Equity in net income (loss) of affiliates and other items	171	(197)	(131)	-	-	(157)
Tax on net operating income	1,156	846	140	-	-	2,142
Net operating income (b)	(5,038)	(3,176)	(431)	-	-	(8,645)
Net cost of net debt						-
Non-controlling interests						186
Net income						(8,459)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect
On operating income	-	(2,406)	(436)	-
On net operating income	-	(1,710)	(321)	-

4th quarter 2014 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	5,391	23,025	24,079	(8)	-	52,487
Intersegment sales	6,130	9,323	339	74	(15,866)	-
Excise taxes	-	(1,117)	(4,660)	-	-	(5,777)
Revenues from sales	11,521	31,231	19,758	66	(15,866)	46,710
Operating expenses	(6,814)	(29,821)	(19,094)	(386)	15,866	(40,249)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,533)	(341)	(202)	(7)	-	(3,083)
Adjusted operating income	2,174	1,069	462	(327)	-	3,378
Equity in net income (loss) of affiliates and other items	787	127	(64)	75	-	925
Tax on net operating income	(1,365)	(240)	(153)	315	-	(1,443)
Adjusted net operating income	1,596	956	245	63	-	2,860
Net cost of net debt						(57)
Non-controlling interests						(2)
Adjusted net income						2,801
Adjusted fully-diluted earnings per share ($)						1.22
(a) Except for earnings per share.

4th quarter 2014 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	6,287	875	941	49	-	8,152
Total divestments	1,473	157	53	6	-	1,689
Cash flow from operating activities	2,608	3,113	1,627	6	-	7,354

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

Year 2015 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	16,840	70,623	77,887	7	-	165,357
Intersegment sales	17,927	26,794	911	218	(45,850)	-
Excise taxes	-	(4,107)	(17,829)	-	-	(21,936)
Revenues from sales	34,767	93,310	60,969	225	(45,850)	143,421
Operating expenses	(21,851)	(87,674)	(58,467)	(865)	45,850	(123,007)
Depreciation, depletion and impairment of tangible assets and mineral interests	(15,857)	(1,092)	(744)	(27)	-	(17,720)
Operating income	(2,941)	4,544	1,758	(667)	-	2,694
Equity in net income (loss) of affiliates and other items	2,019	1,780	297	522	-	4,618
Tax on net operating income	(294)	(1,105)	(585)	171	-	(1,813)
Net operating income	(1,216)	5,219	1,470	26	-	5,499
Net cost of net debt						(713)
Non-controlling interests						301
Net income						5,087

Year 2015 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(519)	-	-	-	-	(519)
Intersegment sales	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-
Revenues from sales	(519)	-	-	-	-	(519)
Operating expenses	(564)	(1,035)	(316)	-	-	(1,915)
Depreciation, depletion and impairment of tangible assets and mineral interests	(6,783)	(70)	(24)	-	-	(6,877)
Operating income (b)	(7,866)	(1,105)	(340)	-	-	(9,311)
Equity in net income (loss) of affiliates and other items	(264)	1,172	24	(19)	-	913
Tax on net operating income	2,140	263	87	7	-	2,497
Net operating income (b)	(5,990)	330	(229)	(12)	-	(5,901)
Net cost of net debt						(11)
Non-controlling interests						481
Net income						(5,431)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect
On operating income	-	(859)	(254)	-
On net operating income	-	(590)	(169)	-

Year 2015 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	17,359	70,623	77,887	7	-	165,876
Intersegment sales	17,927	26,794	911	218	(45,850)	-
Excise taxes	-	(4,107)	(17,829)	-	-	(21,936)
Revenues from sales	35,286	93,310	60,969	225	(45,850)	143,940
Operating expenses	(21,287)	(86,639)	(58,151)	(865)	45,850	(121,092)
Depreciation, depletion and impairment of tangible assets and mineral interests	(9,074)	(1,022)	(720)	(27)	-	(10,843)
Adjusted operating income	4,925	5,649	2,098	(667)	-	12,005
Equity in net income (loss) of affiliates and other items	2,283	608	273	541	-	3,705
Tax on net operating income	(2,434)	(1,368)	(672)	164	-	(4,310)
Adjusted net operating income	4,774	4,889	1,699	38	-	11,400
Net cost of net debt						(702)
Non-controlling interests						(180)
Adjusted net income						10,518
Adjusted fully-diluted earnings per share ($)						4.51
(a) Except for earnings per share.

Year 2015 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	24,270	1,843	1,841	79	-	28,033
Total divestments	3,215	3,488	856	25	-	7,584
Cash flow from operating activities	11,182	6,432	2,323	9	-	19,946

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

Year 2014 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	23,484	106,124	106,509	5	-	236,122
Intersegment sales	29,183	44,950	1,615	236	(75,984)	-
Excise taxes	-	(4,850)	(19,254)	-	-	(24,104)
Revenues from sales	52,667	146,224	88,870	241	(75,984)	212,018
Operating expenses	(26,235)	(145,014)	(86,931)	(1,092)	75,984	(183,288)
Depreciation, depletion and impairment of tangible assets and mineral interests	(15,938)	(2,901)	(781)	(36)	-	(19,656)
Operating income	10,494	(1,691)	1,158	(887)	-	9,074
Equity in net income (loss) of affiliates and other items	4,302	90	(140)	178	-	4,430
Tax on net operating income	(8,799)	391	(344)	(8)	-	(8,760)
Net operating income	5,997	(1,210)	674	(717)	-	4,744
Net cost of net debt						(494)
Non-controlling interests						(6)
Net income						4,244

Year 2014 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	31	-	-	-	-	31
Intersegment sales	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-
Revenues from sales	31	-	-	-	-	31
Operating expenses	(164)	(2,980)	(551)	-	-	(3,695)
Depreciation, depletion and impairment of tangible assets and mineral interests	(6,529)	(1,450)	-	-	-	(7,979)
Operating income (b)	(6,662)	(4,430)	(551)	-	-	(11,643)
Equity in net income (loss) of affiliates and other items	883	(282)	(203)	-	-	398
Tax on net operating income	1,272	1,013	174	-	-	2,459
Net operating income (b)	(4,507)	(3,699)	(580)	-	-	(8,786)
Net cost of net debt						-
Non-controlling interests						193
Net income						(8,593)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect
On operating income	-	(2,944)	(525)	-
On net operating income	-	(2,114)	(384)	-

Year 2014 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	23,453	106,124	106,509	5	-	236,091
Intersegment sales	29,183	44,950	1,615	236	(75,984)	-
Excise taxes	-	(4,850)	(19,254)	-	-	(24,104)
Revenues from sales	52,636	146,224	88,870	241	(75,984)	211,987
Operating expenses	(26,071)	(142,034)	(86,380)	(1,092)	75,984	(179,593)
Depreciation, depletion and impairment of tangible assets and mineral interests	(9,409)	(1,451)	(781)	(36)	-	(11,677)
Adjusted operating income	17,156	2,739	1,709	(887)	-	20,717
Equity in net income (loss) of affiliates and other items	3,419	372	63	178	-	4,032
Tax on net operating income	(10,071)	(622)	(518)	(8)	-	(11,219)
Adjusted net operating income	10,504	2,489	1,254	(717)	-	13,530
Net cost of net debt						(494)
Non-controlling interests						(199)
Adjusted net income						12,837
Adjusted fully-diluted earnings per share ($)						5.63
(a) Except for earnings per share.

Year 2014 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	26,520	2,022	1,818	149	-	30,509
Total divestments	5,764	192	163	71	-	6,190
Cash flow from operating activities	16,666	6,302	2,721	(81)	-	25,608

Reconciliation of the information by business segment with consolidated financial statements

TOTAL

(unaudited)

4th quarter 2015 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income

Sales	37,954	(205)	37,749
Excise taxes	(5,457)	-	(5,457)
Revenues from sales	32,497	(205)	32,292

Purchases, net of inventory variation	(21,410)	(464)	(21,874)
Other operating expenses	(6,063)	(185)	(6,248)
Exploration costs	(373)	(354)	(727)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,739)	(4,933)	(7,672)
Other income	169	664	833
Other expense	(47)	(251)	(298)

Financial interest on debt	(230)	(11)	(241)
Financial income from marketable securities & cash equivalents	25	-	25
Cost of net debt	(205)	(11)	(216)

Other financial income	300	-	300
Other financial expense	(171)	-	(171)

Equity in net income (loss) of affiliates	610	(10)	600

Income taxes	(364)	1,745	1,381
Consolidated net income	2,204	(4,004)	(1,800)
Group share	2,075	(3,701)	(1,626)
Non-controlling interests	129	(303)	(174)

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

4th quarter 2014 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income

Sales	52,487	24	52,511
Excise taxes	(5,777)	-	(5,777)
Revenues from sales	46,710	24	46,734

Purchases, net of inventory variation	(32,802)	(2,842)	(35,644)
Other operating expenses	(6,836)	5	(6,831)
Exploration costs	(611)	-	(611)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,083)	(7,817)	(10,900)
Other income	515	225	740
Other expense	(294)	(193)	(487)

Financial interest on debt	(108)	-	(108)
Financial income from marketable securities & cash equivalents	28	-	28
Cost of net debt	(80)	-	(80)

Other financial income	219	-	219
Other financial expense	(168)	-	(168)

Equity in net income (loss) of affiliates	653	(189)	464

Income taxes	(1,420)	2,142	722
Consolidated net income	2,803	(8,645)	(5,842)
Group share	2,801	(8,459)	(5,658)
Non-controlling interests	2	(186)	(184)

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

Reconciliation of the information by business segment with consolidated financial statements

TOTAL

(unaudited)

Year 2015 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income

Sales	165,876	(519)	165,357
Excise taxes	(21,936)	-	(21,936)
Revenues from sales	143,940	(519)	143,421

Purchases, net of inventory variation	(95,558)	(1,113)	(96,671)
Other operating expenses	(23,984)	(361)	(24,345)
Exploration costs	(1,550)	(441)	(1,991)
Depreciation, depletion and impairment of tangible assets and mineral interests	(10,843)	(6,877)	(17,720)
Other income	1,468	2,138	3,606
Other expense	(405)	(1,172)	(1,577)

Financial interest on debt	(956)	(11)	(967)
Financial income from marketable securities & cash equivalents	94	-	94
Cost of net debt	(862)	(11)	(873)

Other financial income	882	-	882
Other financial expense	(654)	-	(654)

Equity in net income (loss) of affiliates	2,414	(53)	2,361

Income taxes	(4,150)	2,497	(1,653)
Consolidated net income	10,698	(5,912)	4,786
Group share	10,518	(5,431)	5,087
Non-controlling interests	180	(481)	(301)

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

Year 2014 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income

Sales	236,091	31	236,122
Excise taxes	(24,104)	-	(24,104)
Revenues from sales	211,987	31	212,018

Purchases, net of inventory variation	(149,506)	(3,469)	(152,975)
Other operating expenses	(28,123)	(226)	(28,349)
Exploration costs	(1,964)	-	(1,964)
Depreciation, depletion and impairment of tangible assets and mineral interests	(11,677)	(7,979)	(19,656)
Other income	1,272	1,305	2,577
Other expense	(700)	(254)	(954)

Financial interest on debt	(748)	-	(748)
Financial income from marketable securities & cash equivalents	108	-	108
Cost of net debt	(640)	-	(640)

Other financial income	821	-	821
Other financial expense	(676)	-	(676)

Equity in net income (loss) of affiliates	3,315	(653)	2,662

Income taxes	(11,073)	2,459	(8,614)
Consolidated net income	13,036	(8,786)	4,250
Group share	12,837	(8,593)	4,244
Non-controlling interests	199	(193)	6

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.